

January 30, 2009

Jennifer M. Grigsby
Senior Vice President
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

      Re: Chesapeake Energy Corporation
              Form 8-K
              Filed January 7, 2009
              File No. 1-13726

Dear Ms. Grigsby:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 7, 2009

General

1. Please explain why the board determined to enter a new five-year employment agreement with Mr. McMclendon and grant him the incentive award at this particular time. If the recent forced liquidation of his holdings was a factor, address that as well.

Stock Holding Requirement

2. Clarify the impact upon the Incentive Award if Mr. McClendon's required percentage does not revert to 500% by 2010. Indicate also whether this condition is waivable by the Board.

Rationale for Incentive Award and Structure

3. We note that you disclose a non-GAAP profit measure for the four transactions that Mr. McClendon negotiated in fiscal year 2008. Please clarify the comparable GAAP profit measure generated from the four transactions and differences between the two measures. In addition, we remind you of the non-GAAP disclosure requirements of Item 10(e)(i)(A) and (B) of Regulation S-K, which require you to provide a presentation of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and a reconciliation of the non-GAAP measure to this GAAP measure when disclosing non-GAAP financial measures in Commission filings.

4. We note you disclose that you retained majority ownership positions in the co-development areas valued at $25.9 billion on a pro-rata basis, which you also refer to as implied value in your disclosure. Please clarify how you calculated the implied value of these properties. In addition, explain how the implied value of these properties relates to values calculated for your GAAP financial statements.

5. Explain how Mr. McClendon's decision not to participate in the special restricted stock grant in 2006 and the supplemental restricted stock grants resulted in "significant benefits" to the Company.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sean Donahue
      Jennifer Grigsby (405-849-9225)